January 18, 2008

Mail Stop 4561

Austin L. Roberts, III
President and Chief Executive Officer
Bay Banks of Virginia, Inc.
100 South Main Street
Kilmarnock, Virginia 22482

      RE: Bay Banks of Virginia, Inc.
             Form 10-K for Fiscal Year Ended December 31, 2006
             Filed March 23, 2007
             File No. 000-22955

Dear Mr. Roberts,

      We have completed our review of your Form 10-K and have no further comments at this time.

                      Sincerely,

                      Paul Cline
                      Senior Accountant